EXHIBIT 21.1

SUBSIDIARIES OF WISE METALS GROUP LLC*

(As of December 31, 2004)

Jurisdiction of Organization
Wise Alloys LLC	Delaware
Wise Alloys Finance Corporation	Delaware
Wise Recycling, LLC	Maryland
Wise Recycling West, LLC	Delaware
Wise Recycling Texas, LLC	Delaware
Wise Warehousing, LLC	Delaware
Listerhill Total Maintenance Center LLC	Delaware

*	All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by Wise Metals Group LLC.